FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         STMicroelectronics' third quarter/nine month 2001 revenues and earnings.

            STMicroelectronics Reports Third Quarter/Nine Month 2001
                              Revenues and Earnings


    -- Third Quarter 2001 Net Revenues Total $1.4 Billion

    -- Third Quarter Gross Margin Was 33%, and Diluted Earnings Per Share
       Equaled $0.04.

    -- Initial Stock Buy-Back Completed; Second Stock Repurchase
       Announced

    GENEVA--Oct. 18, 2001--STMicroelectronics (NYSE: STM) reported results for the third quarter and first nine months ended September 29, 2001.

    Third Quarter Results

    Net revenues for the 2001 third quarter were $1,400.7 million, firmly within the Company's guidance range of $1,350 million to $1,430 million provided in its second quarter earnings release of July 12, 2001. Third quarter revenue results represent a 11.8% sequential decline from the $1,587.2 million reported in the prior quarter. In last year's third quarter, net revenues were $2,042.0 million.
    Revenues from differentiated products declined 4.9% on a sequential basis, reaching $ 974.3 million for the period.
    Pasquale Pistorio, President and Chief Executive Officer, commented, "As anticipated, market conditions further deteriorated in the third quarter, with pricing pressures driven by industry overcapacity negatively affecting virtually all of ST's product families. During this time, we believe that ST's revenue performance was in line with the overall industry average. However, we believe we gained market share in our targeted applications, as illustrated by the strength of the Company's differentiated product sales."
    Differentiated product sales were the major contributors in the 2001 third quarter, accounting for 69.6% of the period's net revenues. Logic and Memories were $202.3 million, representing 14.4%, of net revenues, after a 33.4% sequential sales decline. Discretes were $142.2 million (10.2% of net revenues) and Standard and Commodities were $81.9 million, 5.8% of net revenues), after posting sequential sales declines of 18.1% and 4.7%, respectively.
    Telecom, Consumer and Computer applications registered sequential revenue performance better than that of the Company as a whole. Telecom, which was down 4.2%, accounted for 35.5% of third quarter net revenues; Consumer was down 8.9% and represented 19.9% of net revenues; and Computer, declined 11.3% and was 21% of net revenues. Automotive, while virtually flat on a nine-month comparative basis, declined 12.1% sequentially and represented 11.4% of net revenues. Industrial, which includes smart cards and distribution, accounted for 12.3% of third quarter 2001 revenues after posting a 31.3% sequential sales decline.
    The Company posted gross profit for the 2001 third quarter of $462.1 million, and gross margin stood at 33% for the period. In the prior quarter, pro forma gross profit was $603.3 million, or 38% of net revenues, and as-reported gross profit was $532.6 million, or 33.6% of net revenues.
    Mr. Pistorio noted "Difficult business conditions persisted in the third quarter with several of our end markets being negatively affected by declining product demand exacerbated in certain areas by

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


excess inventory conditions. As expected, gross margin was penalized by reduced revenue levels as well as by our program to decrease inventory levels even at the expense of fab utilization rates."
    Mr. Pistorio continued, "I am pleased to report that ST was able to post significant sequential declines in SG&A costs and non-core R&D expenditures, which aggregated $62.5 million. These savings resulted from the cost control programs, hiring freeze and optimization activities that were initiated earlier in the year."
    Selling, general and administrative expenses declined 20% on a sequential basis to $144.2 million, and represented 10.3% of net revenues compared with $180.2 million, or 11.4% of net revenues, reported in the second quarter of 2001. In the similar year-ago period, the Company's SG&A expenses were $174.0 million, or 8.5% of net revenues.
    Research and development expenses totaled $229.2 million, or 16.4% of net revenues, a 10.4% decline from the $255.7 million reported for the prior quarter. In the 2000 third quarter R&D expenditures were $ 259.8 million, or 12.7% of net revenues.
    ST is reviewing its strategy with respect to the Company's more mature 6" wafer fabs. On May 31, 2001, ST announced the planned closing of its Ottawa fab and the transfer of the related front-end wafer production to its other facilities around the world. With the aim of reducing product costs, the Company has initiated a plan for the closure of its 6" plant in Rancho Bernardo, California. Therefore, in addition to the impairment charge taken in the second quarter relating to this facility, ST accrued a further $23.3 million in impairment charges in the 2001 third quarter.
    Future actions may include the sale, wafer production curtailment or closure of other similar facilities.
    Operating income for the 2001 third quarter, which included the $23.3 million impairment charge, was $48.2 million. In the prior quarter, pro forma operating income was $190.1 million and the Company incurred an as-reported operating loss of $191.9 million. In the similar year-ago period, the Company reported operating income of $511.8 million.
    Net income for the period was $35.8 million, or $0.04 per diluted share. In the prior quarter, the Company reported pro forma net income of $154.5 million or $0.17 per diluted share. On an as-reported basis, ST incurred a net loss of $164.5 million, or $0.18 per diluted share for the 2001 second quarter. In last year's third quarter, ST posted net income of $415.3 million, or $0.45 per diluted share.
    Reviewing third quarter 2001 results, Mr. Pistorio stated, "We believe that ST continued to distinguish itself during this period of unprecedented business volatility and industry decline by increasing penetration in the markets we serve while maintaining a solid financial structure. We worked diligently to meet the changing needs of our strategic partners and key customers, efficiently delivering customized and standard products from our worldwide manufacturing facilities."

    Pro Forma Nine-Month Results Excluding Restructuring and
    Excess Inventory Charges

    Net revenues for the nine months ended September 29, 2001 were $4,909.0 million, a decrease of 12.7% from the $5,621.5 million reported in the 2000 nine-month period. Gross profit was $1,921.1 million, or 39.1% of net revenues. Operating income and net income,


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


which include pro forma results for the 2001 third quarter were $673.9 million, and $545.6 million, respectively. On the same basis, nine-month pro forma diluted earnings per share were $0.60.
    Research and development costs were $757.0 million, or 15.4% of net revenues compared to $740.0 million in the 2000 nine-months, or 13.2% of net revenues. Selling, general and administrative expenses were $501.1 million, or 10.2% of net revenues compared to $510.6 million, or 9.1% of net revenues in the 2000 period.

    Nine-Month Results on an As-Reported Basis

    Net revenues for the 2001 period were $4,909.0 million. Gross profit was $1,850.4 million, or 37.7% of net revenues. Operating income was $268.6 million, or 5.5% of net revenues. Net income was $212.1 million, or $0.23 per diluted share.

    Balance Sheet Highlights

    At September 29, 2001, cash, cash equivalents and marketable securities totaled $2,345.6 million; long-term debt was $2,781.9 million (78.9% of which consists of convertible debt). Shareholders' equity was $6,306.0 million. Capital expenditures were $ 336.0 million in the third quarter and $1,563.1 million in the first nine months of 2001. This compares with capital expenditures of $873.3 million and $2,303.9 million in last year's third quarter and nine months, respectively.

    Recent Developments

    On September 24, 2001, ST announced the planned repurchase of up to five million common shares to partially cover existing stock option plans. Subsequent to the end of the 2001 third quarter, the Company had completed the buy-back for an amount equal to $105.9 million, of which $72.7 million was executed in the third quarter.
    The Company announced today that it plans to buy back an additional amount of up to five million shares of its outstanding common stock for the same purpose as the prior program. Share purchases may be made from time to time, on the open market, through block trades or otherwise, depending on market conditions or other factors.

    Summary and Outlook

    Commenting on year-to-date results, Mr. Pistorio said, "ST's revenue performance for the first nine months of 2001 illustrated our continued ability to significantly outpace the industry average and, importantly, the market segments we serve. This has been accomplished by adhering to a focused strategy which includes the built-in flexibility to rapidly respond to dynamic industry conditions."
    "Global economic and political uncertainty have increased substantially in the past month, rendering industry and Company-specific guidance that much more difficult to provide," Mr. Pistorio said. "Based upon data available to us today, our understanding of general industry trends, and input from key customers, the current outlook is for ST's fourth quarter 2001 revenues and gross margin to approximate third quarter 2001 levels. ST's longer term industry position is further enhanced," Mr. Pistorio said, "by our strong balance sheet, the growth potential of our key


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


application segments, and our leadership role in the evolving convergence of applications and technologies."

    Products, Technology and Design Wins

    During the third quarter, ST continued to develop new technologies and applications while strengthening its existing positions across the industry segments. Highlights of the quarter included confirmation of ST's leading position in digital consumer by independent market sources, a pioneering development in the MP3 music industry and the introduction of leading-edge products in all major industry segments.
    In digital consumer, independent market analysts Gartner and Cahners In-Stat again confirmed ST as the world's number one supplier of set-top box (STB) and MPEG decoder chips. According to the In-Stat report, ST had the highest MPEG video chip revenues for the third consecutive year, while the Gartner figures showed not only that ST continued to lead the market for STB and MPEG chips, but also that the Company was the leader in non-game digital consumer chips. ST also announced that more than ten million STBs based on ST decoders and OpenTV middleware had been deployed worldwide, confirming ST as the leading supplier within OpenTV's successful interactive Television (iTV) technology with an impressive 60% market share.
    Reinforcing its technical and market leadership in digital consumer, ST also introduced new DVD back-end SoC (System-on-Chip) devices that provide fully integrated decoder/host processor solutions for DVD players. Addressing the mainstream DVD market, the STi5519 is a cost-reduced version of ST's popular STi5508, while the STi5580 is an enhanced version of the STi5508 targeting the mid-range DVD market and the emerging audio+DVD combo market.
    In addition, ST disclosed details of its cooperation with Coding Technologies, the inventors of mp3PRO, the next generation of the MP3 audio coding standard, which will accelerate the development of DSP-based (Digital Signal Processing) chips destined for portable music players. ST is the first chip manufacturer to develop a working silicon platform for the new mp3PRO technology, which reduces file size and enhances audio quality, yet guarantees both backward and forward compatibility. The new decoder chips are expected to reach the market in early 2002.
    Finally, ST delivered to Dataplay, Inc. prototypes of a super integrated power combo device, which will further enhance the compactness and the miniaturization of the Dataplay optical disk drive. This drive will allow up to 500MB of mass storage on a disk that has a one and a quarter inch diameter and is designed to play and record all forms of digital content, including music, images, software, eBooks, games and video.
    In the computer peripherals field, ST continued to set the pace in the hard disk drive (HDD) industry, in which it is the world's number one chip supplier. During the quarter, ST introduced a high-performance MEMS-based (Micro-Electro-Mechanical System) rotational accelerometer for PC and consumer HDD applications. The device makes the drive more resistant to vibration, thereby improving overall read/write speed and disk density.
    ST also unveiled a prototype rotational microactuator, produced using MEMS technology, which positions the HDD read/write head with unprecedented precision, allowing the storage density of HDDs to be significantly increased.
    In the communications arena, details were announced of an agreement between ST and Huawei Technologies, China, for the joint development of a key silicon chip for subscriber line interface cards in telephone networks. Under the terms of the agreement, ST and Huawei engineers will jointly develop the chip; it will be manufactured by ST and used exclusively by Huawei in its telephone switching office equipment. Huawei is the number one telecom equipment manufacturer in China, which is expected to be the fastest growing major market for fixed-line telephone networks in the next decade.
    In the mobile phone and wireless terminal arena, in addition to design wins and production orders coming from its strategic alliances, ST gained numerous design wins for audio codecs, production orders for energy management chips from two top-tier manufacturers and a design win for a multimedia processor for a next-generation mobile phone. In addition, a multiple memory product comprising a stacked 32Mbit Flash + 8Mbit SRAM was qualified at a major CDMA phone manufacturer.
    In the automotive field, a study by Gartner confirmed ST's increasing worldwide success. During 2000, ST moved from 4th to 3rd in the worldwide automotive ranking and became the number one supplier in the fast growing Asia/Rest of World region and the leading non-Japanese supplier in the Japanese market.
    With the launch of XM Satellite Radio's US digital satellite radio, ST confirmed it had received volume orders for the two-chip receiver chipsets from radio manufacturers including Sony, Pioneer and Alpine. ST is the sole supplier of these critical chipsets. Also during the quarter, ST maintained its leading position in automotive memory technology with the commercial release of advanced 32-bit-wide, 16Mbit Flash and 16-bit-wide, 128Kbit SRAM memories optimized for automotive applications. ST also started production of a new family of advanced amplifiers for car radios, for which a major design win has already been achieved at Visteon for the car radio for the new Fiat Stilo.
    In the industrial field, ST introduced the world's first DSP System Memory device. Developed in conjunction with a leading supplier of stand-alone DSPs, ST's chip integrates all the essential memory, interface and logic functions required to provide a complete DSP system memory solution.
    ST also maintained its momentum in the smart card market by introducing three new products, including a device that combines massive on-chip memory with the world's fastest contact-less communications interface. The Company has also received the first volume production orders for this device for a Japanese governmental card, which is one of the world's first uses of smart cards in this type of application.
    ST also maintained its e-Business investments and during the quarter expanded its RosettaNet business-to-business capabilities with several distributors in Europe and America and with OEMs in Europe and Asia Pacific.

    Some of the above statements, that are not historical facts or include such words as the Company "believes", "anticipates", "expects" or words of similar impact, are statements of future expectations and other forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements. In particular the following important factors could cause actual results to differ materially from the expectations of the Company or its management:

- the impact of the slowdown in the overall economy and the uncertainty of the current global political environment following the recent terrorist attacks;
- industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures and excess manufacturing capacity;
- operating factors, such as the continued success of product development or inventory risks due to shifts in market demand;
- order rescheduling or cancellations from our customers, as well as changes in customer orders, patterns and requirements, and
- the general business and economic conditions, in the various markets, business segments and countries in which we and our customers operate.

    Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Form 20F for the year ended December 31, 2000 which was filed with the SEC on May 15, 2001 and in particular the factors listed on page 3 of such Form 20F, could materially affect the Company.
    The forward-looking statements included in this release are made only as of the date of this release and the company undertakes no obligation to update the forward-looking statements to reflect subsequent events or circumstances.

    Conference Call Information:

    The management of STMicroelectronics will conduct a conference call at 4 p.m. CET/10 a.m. ET to discuss operating performance for the third quarter ended September 29, 2001.
    The conference call will be available via the Internet by accessing the following Web address: www.vcall.com
    Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast will be available until October 26, 2001.

    About STMicroelectronics.

    STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com
                                          ----------
    For further information please contact :

    Investor Relations Europe:
    Benoit de Leusse
    Investor Relations Manager Europe
    Tel: +33.4.50.40.24.30
    Fax: +33.4.50.40.25.80
              Or
    Investor Relations USA:

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


    Stan March
    Director of Investor Relations, USA
    Tel: +1.212.821.8939
    Fax: +1.212.821.8923
              Or
    Media Relations Corporate:
    Maria Grazia Prestini
    Director, Corporate Media Relations
    Tel: +33.4.50.40.25.32
    Fax: +33.4.50.40.25.40
              Or
    Media Relations USA:
    Michael Markowitz
    Director of US Media Relations
    Tel: +1.212.821.8959
    Fax: +1.212.821.8922



                             STMicroelectronics N.V.
                        Consolidated Statement of Income
              (in millions of U.S. dollars, except per share data)
                      Three Months Ended           Nine Months Ended
                    -------------------------------------------------
                    Sept. 29    Sept. 30        Sept. 29    Sept. 30
                        2001        2000            2001        2000
                        ----        ----            ----        ----
Net sales            1 384,5     2 027,3         4 865,5     5 589,6
Other revenues          16,2        14,7            43,5        31,9
                    -------------------------------------------------
  NET REVENUES       1 400,7     2 042,0         4 909,0     5 621,5
Cost of sales        (938,6)   (1 077,1)       (3 058,6)   (3 063,8)
                    -------------------------------------------------
  GROSS PROFIT         462,1       964,9         1 850,4     2 557,7
Selling, general &
  administrative     (144,2)     (174,0)         (501,1)     (510,6)
Research &
  development        (229,2)     (259,8)         (757,0)     (740,0)
Other income and
  expenses            (17,2)      (19,3)            10,9      (87,6)
Impairment and
  restructuring
  charges             (23,3)         0,0         (334,6)         0,0
                    -------------------------------------------------
Total Operating
  Expenses           (413,9)     (453,1)       (1 581,8)   (1 338,2)
                    -------------------------------------------------
  OPERATING INCOME      48,2       511,8           268,6     1 219,5
Net interest
  income (expense)     (4,8)         7,3           (1,3)        37,7
Equity in earnings
  of joint ventures    (1,2)         0,0           (1,2)         0,0
                    -------------------------------------------------

INCOME BEFORE INCOME
  TAXES AND MINORITY
  INTERESTS             42,2       519,1           266,1     1 257,2

Income tax expense     (6,2)     (103,6)          (51,8)     (265,6)
                    -------------------------------------------------
INCOME BEFORE
  MINORITY INTERESTS    36,0       415,5           214,3       991,6

Minority interests     (0,2)       (0,2)           (2,2)       (1,4)
                    -------------------------------------------------
  NET INCOME            35,8       415,3           212,1       990,2
                    =================================================

  EARNINGS PER SHARE
   (BASIC)(*)           0,04        0,47            0,24        1,12
  EARNINGS PER SHARE
   (DILUTED)(*)         0,04        0,45            0,23        1,08

NUMBER OF WEIGHTED
  AVERAGE SHARES
  USED IN
  CALCULATING
  DILUTED EARNINGS
  PER SHARE IN
  MILLIONS             905,1       934,0           903,3       934,0

     (*) All share information has been adjusted to reflect the 3-for-1 stock split effected in May 2000.



                             STMicroelectronics N.V.
                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
              (in millions of U.S. dollars, except per share data)
                                            (Unaudited)
                                         Nine Months Ended
                                    ----------------------------
                                     Sept. 29          Sept. 30
                                         2001              2000
                                         ----              ----
  NET REVENUES                        4 909,0           5 621,5
Cost of sales                       (2 987,9)         (3 063,8)
                                    ----------------------------
  GROSS PROFIT                        1 921,1           2 557,7
Selling, general and administrative   (501,1)           (510,6)
Research and development              (757,0)           (740,0)
Other income and expenses                10,9            (87,6)
Impairment and restructuring charges      0,0               0,0
                                    ----------------------------
  Total Operating Expenses          (1 247,2)         (1 338,2)
                                    ----------------------------
  OPERATING INCOME                      673,9           1 219,5
Net interest income                     (1,3)              37,7
Equity in earnings of joint ventures    (1,2)               0,0

  INCOME BEFORE INCOME
   TAXES AND MINORITY INTERESTS         671,4           1 257,2


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Income tax expense                    (123,6)           (265,6)
                                    ---------------------------
  INCOME BEFORE MINORITY INTERESTS      547,8             991,6
Minority interests                      (2,2)             (1,4)
                                    ----------------------------
                                    ----------------------------
  NET INCOME                            545,6             990,2
                                    ----------------------------
                                    ----------------------------
  EARNINGS PER SHARE (BASIC)(*)          0,61              1,12
                                    ----------------------------
                                    ----------------------------
  EARNINGS PER SHARE (DILUTED)(*)        0,60              1,08
                                    ----------------------------
NUMBER OF WEIGHTED AVERAGE SHARES
  USED IN CALCULATING DILUTED
  EARNINGS PER SHARE (*) IN MILLIONS
  SHARES                               930,7              934,0

    (*) All share information has been adjusted to reflect the 3-for-1 stock split effected in May 2000.


The pro forma amounts have been adjusted to eliminate the following :
                                              (Unaudited)
                                           Nine Months Ended
                                    ----------------------------------
                                         Sept. 29      Sept. 30
                                           2001          2000
                                           ----          ---
Excess inventory charge                    70,7          ---
Impairment and restructuring charges       334,6         ---
Income tax effect                         (71,8)         ---
                                    ----------------------------------
TOTAL                                      333,5         ---
                                    ==================================


                             STMicroelectronics N.V.
                           CONSOLIDATED BALANCE SHEET
                          (in millions of U.S. dollars)

As at                                             Sept. 29,   Dec. 31,
                                                       2001      2000
                                                ----------------------
                                                (Unaudited)  (Audited)
ASSETS
Current assets:
Cash and cash equivalents                           1 210,0    2 295,7
Marketable securities                               1 135,6       35,2
Trade accounts and notes receivable                 1 057,3    1 496,4
Inventories                                           877,0      876,5
Other receivables and assets                          597,5      554,0
                                                ----------------------
Total current assets                                4 877,4    5 257,8

Intangible assets, net                                220,2      286,1
Property, plant and equipment, net                  6 241,2    6 201,1


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

Investments and other non-current assets              125,8      135,5
                                                ----------------------
                                                ----------------------
                                                    6 587,2    6 622,7
                                                ----------------------
                                                ----------------------
Total assets                                       11 464,6   11 880,5
                                                ----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts                                        24,1       35,6
Current portion of long-term debt                     116,6      106,0
Trade accounts and notes payable                      985,2    1 745,6
Other payables and accrued liabilities                650,0      509,2
Accrued and deferred income tax                       251,5      299,6
                                                ----------------------
Total current liabilities                           2 027,4    2 696,0

Long-term debt                                      2 781,9    2 700,5
Reserves for pension and termination indemnities      119,1      110,2
Other non-current liabilities                         195,1      216,2
                                                ----------------------
                                                    3 096,1    3 026,9
Total liabilities                                   5 123,5    5 722,9

Minority interests                                     35,1       33,0
Capital Stock                                       1 141,5    1 133,7
Capital surplus                                     1 820,0    1 689,8
Accumulated result                                  4 153,6    3 977,3
Accumulated other comprehensive income              (736,4)    (676,2)
Treasury stock                                       (72,7)        0,0
                                                ----------------------
Shareholders' equity                                6 306,0    6 124,6
                                                ----------------------
                                                ----------------------
Total liabilities and shareholders' equity         11 464,6   11 880,5
                                                ----------------------


                             STMicroelectronics N.V.
                      Selected Consolidated Financial Data
                          (in millions of U.S. dollars)

Consolidated Balance Sheet Data           Sept. 29,       Dec. 31,
(End of period)                              2001           2000
                                             ----           ----
Cash, cash equivalents and
        marketable securitites              2 345,6        2 330,9

Working capital                               645,1          372,5

Total assets                               11 464,6       11 880,5

Short-term debt (including current
        portion of long-term debt)            140,7          141,6

Long-term debt (excluding


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


        current portion)                    2 781,9        2 700,5

Shareholders' equity                        6 306,0        6 124,6



Consolidated Operating Data               Sept. 29,      Sept. 30,
(Nine months ended)                           2001          2000
                                              ----          ----

Payment for purchases of tangible assets    1 563,1        2 303,9

Net cash from operating activities          1 580,3        1 537,8

Net operating cash flow                      (91,8)        (951,3)

Depreciation and amortization                 973,1          790,7


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2001                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer